November 1, 2007

Mail Stop 4561

Mr. W. Jennings Duncan
President and Chief Executive Officer
CNB Corporation
1400 Third Avenue
P.O. Box 320
Conway, South Carolina 29528

Re: CNB Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 19, 2007
Forms 10-Q for Fiscal Quarter Ended
March 31, 2007 and June 30, 2007
File Number: 000-24523

Dear Mr. Duncan:

We have reviewed your filings and have the following comment. Please be as detailed as necessary in your explanation. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q, filed May 9, 2007

Results of Operations, page 18

Other Expenses, page 22

1.   We note disclosure of your implementation of SFAS 91 during the first quarter of
        2007, which reduced salaries expense by $414K. It appears that this adjustment is
        attributable to loans originated prior to January 1, 2007. Please tell us the
        authoritative guidance you relied upon to support recording a reduction of salaries
        expense during the current period rather than an increase to beginning retained
        earnings as of January 1, 2007. We refer you to SAB 108 and SFAS 154.

        As appropriate, please respond to this comment within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter that keys your
response to our comment and provides any requested supplemental information. Detailed
cover letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a
statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

   ·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3492, if you have questions regarding this comment.

Sincerely,

John P. Nolan
Accounting Branch Chief